Exhibit 12
H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Nine Months
Ended
January 25,
2006

(Thousands of
Dollars)
Fixed Charges:
Interest expense*	$233,507
Capitalized interest	—
Interest component of rental expense	20,189

Total fixed charges	$253,696

Earnings:
Income from continuing operations before adjustments for minority interests in consolidated subsidiaries, income or loss from equity investees, and income taxes	$649,069
Add: Interest expense*	233,507
Add: Interest component of rental expense	20,189
Add: Amortization of capitalized interest	925

Earnings as adjusted	$903,690

Ratio of earnings to fixed charges	3.56

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.